Filed Pursuant to Rule 424(b)(3)
                                                File Number 333-51367



PROSPECTUS
                              [NATIONSBANK LOGO](R)


                                Preferred Stock
                               Depositary Shares
                                  Common Stock
                                ---------------
     NationsBank Corporation ("NationsBank" or the "Corporation") may offer from time to time shares of its preferred stock (the "Preferred Stock"), which may be represented by depositary shares (the "Depositary Shares"), and shares of its common stock (the "Common Stock" and, together with the Preferred Stock and the Depositary Shares, the "Securities"). NationsBank may sell up to $10,000,000,000 in aggregate initial offering price of the Securities, which may be offered, separately or together, in one or more series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (a "Prospectus Supplement"). Pursuant to the terms of the Registration Statement of which this Prospectus constitutes a part, NationsBank may also offer and sell its unsecured debt securities (which may be either senior or subordinated), warrants or units (collectively, the "Debt Securities"). Any such Debt Securities will be offered and issued pursuant to the terms of a separate Prospectus contained in such Registration Statement. The aggregate amount of Securities that may be offered and sold pursuant hereto is subject to reduction as the result of the sale of any Debt Securities pursuant to such separate Prospectus or at the Corporation's discretion.

     The specific terms of any Securities offered pursuant to this Prospectus will be set forth in a Prospectus Supplement. Such terms will include: (a) in the case of any series of Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate or method of calculation, the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, voting rights, if any, any terms for redemption at the option of the holder or NationsBank, any applicable conversion provisions in the event that such series is convertible at the option of the holder or NationsBank into shares of Common Stock, and any other terms of the offering or the series, and (b) in the case of Common Stock, the aggregate number of shares offered.

     The Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Corporation. The names of any underwriters or agents of NationsBank involved in the sale or remarketing of the Securities, and any applicable commissions or discounts, will be set forth in the applicable Prospectus Supplement, in addition to any other terms of the offering of such Securities. Any such underwriters, agents or remarketing agents may include NationsBanc Montgomery Securities LLC ("NMS"), or other affiliates of the Corporation. The net proceeds to the Corporation from such sale also will be set forth in such Prospectus Supplement.

     Following the initial distribution of any such Securities, NMS or other affiliates of the Corporation may offer and sell previously issued Securities in the course of their business as a broker-dealer and may act as a principal or agent in such transactions. This Prospectus and the accompanying Prospectus Supplement may be used in connection with such transactions. Any such sales will be made at negotiated prices relating to prevailing market prices at the time of sale.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                                ---------------
      THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF
          NATIONSBANK, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
             CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF
           NORTH CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, THE
           COMMISSIONER OR ANY STATE SECURITIES COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------

                  The date of this Prospectus is May 21, 1998.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by the Corporation with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), are incorporated herein by reference:

      (a) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 as filed March 13, 1998;

      (b) The Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as filed May 15, 1998;

      (c) The Corporation's Current Reports on Form 8-K filed January 14, 1998, January 22, 1998, February 3, 1998, March 13, 1998, March 23, 1998, April
    15, 1998, April 16, 1998, April 17, 1998 (as amended by Form 8-K/A-1 filed April 24, 1998 and Form 8-K/A-2 filed May 18, 1998), May 6, 1998 and May 13, 1998; and

      (d) The description of the Corporation's Common Stock contained in its registration statement filed pursuant to Section 12 of the 1934 Act, as modified by the Corporation's Current Report on Form 8-K filed on January 22, 1998.

     All reports and any definitive proxy or information statements filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the later of (i) the termination of the offering of the Securities offered hereby or (ii) the date on which NMS or any other affiliate of the Corporation ceases the offering and selling previously issued Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Corporation will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to John E. Mack, Senior Vice President and Treasurer, NationsBank Corporation, NationsBank Corporate Center, Corporate Treasury Division, Charlotte, North Carolina 28255. Telephone requests may be directed to (704) 386-5972.
                             AVAILABLE INFORMATION

     NationsBank is subject to the informational requirements of the 1934 Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning NationsBank may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange Inc., 301 Pine Street, San Francisco, California 94104.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES DESCRIBED HEREIN. SPECIFICALLY, THE UNDERWRITERS OR AGENTS SPECIFIED IN THE RELEVANT PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SUCH SECURITIES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                            NATIONSBANK CORPORATION

General

     NationsBank is a North Carolina corporation and a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Act"), with its principal assets being the stock of its subsidiaries. Through its banking subsidiaries (the "Banks") and various nonbanking subsidiaries, the Corporation provides banking and certain nonbanking financial services and products primarily throughout the Mid-Atlantic (Maryland, Virginia and the District of Columbia), the Midwest (Illinois, Iowa, Kansas and Missouri), the Southeast (Florida, Georgia, Kentucky, North Carolina, South Carolina and Tennessee) and the Southwest (Arkansas, New Mexico, Oklahoma and Texas). The principal executive offices of the Corporation are located at NationsBank Corporate Center in Charlotte, North Carolina 28255. The Corporation's telephone number is (704) 386-5000.


Operations

     The Corporation provides a diversified range of banking and certain nonbanking financial services and products through its various subsidiaries. Management reports the results of the Corporation's operations through four business segments: Consumer Banking, Middle Market, Asset Management, and Corporate Finance.

     The Consumer Banking segment provides comprehensive retail banking services through multiple delivery channels including approximately 3,000 banking centers and 7,000 automated teller machines providing fully-automated, 24-hour cash dispensing and deposit services. These delivery channels are located throughout the Corporation's franchise and serve 16 million households in 16 states and the District of Columbia. In addition, this segment provides specialized services such as the origination and servicing of residential mortgage loans, issuance and service of credit cards, direct banking via telephone and personal computer, student lending and certain insurance services. The consumer finance component provides personal, mortgage, home equity and automobile loans to consumers, retail finance programs to dealers and lease financing to purchasers of new and used cars. Consumer Banking also provides commercial banking services to companies and other commercial entities with annual revenues of less than $10 million.

     The Middle Market segment provides a broad array of commercial banking services for companies and other commercial entities with revenues between $10 million and $250 million annually including: commercial lending, treasury and cash management services, asset-backed lending, leasing and factoring. Also included in this segment is NationsCredit Commercial Corporation, which provides commercial financing activities including: equipment loans and leases, loans for debt restructuring, mergers and working capital, real estate and health care financing and inventory financing to manufacturers, distributors and dealers.

     The Asset Management segment includes businesses that provide full service and discount brokerage, investment advisory, investment management and advisory services for the Nations Funds family of mutual funds. Within the Asset Management segment, the Private Client Group provides asset management, banking and trust services for wealthy individuals, business owners and corporate executives and the private foundations established by them.

     Corporate Finance provides a broad array of banking and investment banking products and services to domestic and international corporations, institutions and other customers through its Capital Markets, Real Estate and Transaction Products units. The Corporate Finance segment serves as a principal lender and investor, as well as an advisor, and manages treasury and trade transactions for clients and customers. Loan origination and syndication, asset-backed lending, project finance and mergers and acquisitions consulting are representative of the services provided. These services are provided through various domestic and international offices. Through its Section 20 subsidiary, NMS, Corporate Finance is a primary dealer of U.S. Government Securities and underwrites, distributes and makes markets in high-grade and high-yield debt securities and equity securities. Additionally, Corporate Finance is a market maker in derivative products which include swap agreements, option contracts, forward settlement contracts, financial futures and other derivative products in certain interest rate, foreign exchange, commodity and equity markets. In support of these activities, Corporate Finance takes positions to support client demands and its own account. Major centers for the above activities are Charlotte, Chicago, London, New York, San Francisco, Singapore and Tokyo.

     As part of its operations, the Corporation regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for bank holding company ownership or control. In addition, the Corporation regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. The Corporation also regularly considers the potential disposition of certain of its assets, branches, subsidiaries or lines of businesses. As a general rule, the Corporation publicly announces any material acquisitions or dispositions when a definitive agreement has been reached.


Government Supervision and Regulation

   General

     As a registered bank holding company, the Corporation is subject to the supervision of, and to regular inspection by, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Banks are principally organized as national banking associations, which are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller"). The Banks are also subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC") and other federal and state regulatory agencies. In addition to banking laws, regulations and regulatory agencies, the Corporation and its subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of the Corporation and its ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect the Corporation.

     The activities of the Corporation, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as the Corporation, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company.

     Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), a bank holding company became able to acquire banks in states other than its home state, beginning September 29, 1995, without regard to the permissibility of such acquisitions under state law, but subject to any state requirement that the bank to be acquired has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to or following the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and no more than 30% of such deposits in that state (or such lesser or greater amount set by state law).

     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches. This provision, which became effective June 1, 1997, allowed each state, prior to the effective date, the opportunity to "opt out" of this provision, thereby prohibiting interstate branching within that state. Of those states in which the Banks are located, only Texas has adopted legislation purporting to "opt out" of the interstate branching provisions (which Texas law currently expires on September 2, 1999). Furthermore, pursuant to the Interstate Banking and Branching Act, a bank is now able to open new branches in a state in which it does not already have banking operations if such state enacts a law permitting such de novo branching. To the extent permitted under these laws, the Corporation plans to consolidate its banking subsidiaries (with the exception of NationsBank of Delaware, N.A.) into a single bank as soon as practicable. The Corporation currently operates two interstate banks (i.e., banks with banking centers in more than one state): NationsBank, N.A., headquartered in Charlotte, North Carolina, with offices in Arkansas, Florida, Georgia, Illinois, Iowa, Kansas, Maryland, Missouri, New Mexico, North Carolina, Oklahoma, South Carolina, Texas, Virginia and the District of Columbia; and Barnett Bank, N.A., headquartered in Jacksonville, Florida (which the Corporation expects to merge into NationsBank, N.A. in the fourth quarter of 1998), with offices in Florida and Georgia. Separate banks continue to operate in Delaware, Florida, Georgia, Kentucky (which the Corporation has agreed to sell) and Tennessee. As previously described, the Corporation regularly evaluates merger and acquisition opportunities, and it anticipates that it will continue to evaluate such opportunities.

     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such proposals or bills and the impact they might have on the Corporation and its subsidiaries cannot be determined at this time.


   Capital and Operational Requirements

     The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. The Corporation's Tier 1 and total risk-based capital ratios under these guidelines at March 31, 1998 were 6.80% and 11.19%, respectively.

     The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. The Corporation's leverage ratio at March 31, 1998 was 5.64%. Management believes that the Corporation meets its leverage ratio requirement.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of the Banks is considered well capitalized.

     Banking agencies have also adopted final regulations which mandate that regulators take into consideration (i) concentrations of credit risk; (ii) interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position); and (iii) risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. That evaluation will be made as a part of the institution's regular safety and soundness examination. In addition, the banking agencies have amended their regulatory capital guidelines to incorporate a measure for market risk. In accordance with the amended guidelines, the Corporation and any Bank with significant trading activity (as defined in the amendment) must incorporate a measure for market risk in their regulatory capital calculations effective for reporting periods after January 1, 1998. The revised guidelines are not expected to have a material impact on the Corporation or the Banks' regulatory capital ratios or their well capitalized status.


   Distributions

     The Corporation's funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from the Banks. Each of the Banks is subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of the bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

     In addition to the foregoing, the ability of the Corporation and the Banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA, as described above. The right of the Corporation, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.


   Source of Strength

     According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of the registrant or related to FDIC assistance provided to a subsidiary in danger of default -- the other Banks may be assessed for the FDIC's loss, subject to certain exceptions.


                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities will be used for general corporate purposes, including the Corporation's working capital needs, the funding of investments in, or extensions of credit to, its banking and nonbanking subsidiaries, possible acquisitions of other financial institutions or their assets or liabilities, possible acquisitions of or investments in other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness or repurchase of outstanding equity securities of the Corporation. Pending such use, the Corporation may temporarily invest the net proceeds. The Corporation may, from time to time, engage in additional capital financings of a character and in amounts to be determined by the Corporation in light of its needs at such time or times and in light of prevailing market conditions. If the Corporation elects at the time of issuance of Securities to make different or more specific use of proceeds other than that set forth herein, such use will be described in the applicable Prospectus Supplement.

                 RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following are the consolidated ratios of earnings to combined fixed charges and preferred stock dividend requirements for the three months ended March 31, 1998 and for each of the years in the five-year period ended December 31, 1997:



                                                                                          Year Ended
                                                     Three Months Ended                  December 31,
                                                    -------------------- --------------------------------------------
                                                       March 31, 1998      1997     1996     1995     1994     1993
                                                    -------------------- -------- -------- -------- -------- --------
Ratio of Earnings to Combined Fixed Charges and
 Preferred Stock Dividends:
 Excluding interest on deposits ................... 1.5                  2.0      2.0      1.8      2.0      2.5
 Including interest on deposits ................... 1.3                  1.5      1.5      1.4      1.5      1.6

     For purposes of computing the consolidated ratios, earnings represent net income of the Corporation plus applicable income taxes and fixed charges, less capitalized interest and the equity in undistributed earnings of unconsolidated subsidiaries and associated companies. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), capitalized interest, amortization of debt discount and appropriate issuance costs and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments. Preferred stock dividend requirements represent dividend requirements on the outstanding preferred stock adjusted to reflect the pre-tax earnings that would be required to cover such dividend requirements.


                              PLAN OF DISTRIBUTION

     The Corporation may offer and sell the Securities in one or more of the following ways: (i) through underwriters or dealers; (ii) through agents; or
(iii) directly by the Corporation to one or more purchasers. Such underwriters, dealers or agents may be NMS or other affiliates of NationsBank. The Prospectus Supplement with respect to a particular offering of any Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents with whom NationsBank has entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the proceeds to the Corporation from such sales, and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchange, if any, on which such Securities may be listed.

     If underwriters are used in the offer and sale of Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities also may be offered and sold directly by the Corporation or through agents designated by the Corporation from time to time. Any agent involved in the offer or sale of the Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Corporation to such agent will be set forth in or calculable from, the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing after their purchase, in accordance with their terms, by one or more firms, including NMS or other affiliates of the Corporation ("remarketing agents"), acting as principal for their accounts or an agent for the Corporation. Any remarketing agent will be identified and the terms of its agreement with the Corporation described in a Prospectus Supplement.

     If so indicated in the applicable Prospectus Supplement, the Corporation may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Securities from the Corporation at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Delayed Delivery Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Delayed Delivery Contract will be for an amount of Securities not less than and, unless the Corporation otherwise agrees, the aggregate amount of Securities sold pursuant to Delayed Delivery Contracts shall be not more than the respective minimum and maximum amounts stated in the Prospectus Supplement. Institutions with which Delayed Delivery Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Corporation in its sole discretion. The obligations of the purchaser under any Delayed Delivery Contract to pay for and take delivery of Securities will not be subject to any conditions except that (i) the purchase of Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject; and (ii) any related sale of Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of Securities pursuant to Delayed Delivery Contracts accepted by the Corporation. The underwriters will not have any responsibility in respect of the validity or performance of Delayed Delivery Contracts.

     Any series of Preferred Stock offered and sold pursuant to this Prospectus and the applicable Prospectus Supplement will be new issues of securities with no established trading market. Any underwriters to whom such Securities are sold by the Corporation for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Any underwriter, dealer or agent participating in the distribution of any Securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the "1933 Act"), of the Securities so offered and sold, and any discounts or commissions received by them from NationsBank and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the 1933 Act.

     In order to facilitate the offering of the Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Securities for their own accounts. In addition, to cover overallotments or to stabilize the price of the Securities or of any such other securities, the underwriters may bid for, and purchase, the Securities or any such other securities in the open market. Finally, in any offering of the Securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Securities in the offering if the syndicate repurchases previously distributed Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Under agreements entered into with the Corporation, underwriters, dealers, agents and remarketing agents may be entitled to indemnification by the Corporation against certain civil liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

     NMS is a broker-dealer and a direct subsidiary of the Corporation. Each initial offering and any remarketing of Securities involving NMS or any other affiliate of the Corporation will be conducted in compliance with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD") regarding a NASD member firm's distributing the securities of an affiliate. Following the initial distribution of the Securities, NMS may offer and sell such Securities in secondary market transactions at negotiated prices relating to prevailing prices at the time of sale or otherwise. NMS may act as principal or agent in such transactions. This Prospectus and related Prospectus Supplements may be used by NMS in connection with such transactions.

     NMS will not execute a transaction in the Securities in a discretionary account without the prior written specific approval of NMS's customer. NMS has no obligation to make a market in the Securities and may discontinue its market-making activities at any time without notice, at its sole discretion. Furthermore, NMS may be required to discontinue its market-making activities during periods when the Corporation is involved in a distribution of certain of its securities or when NMS, by virtue of its affiliation with the Corporation, is aware of material non-public information relating to the Corporation. In such instance, NMS would not be able to recommence its market-making activities until such distribution has been completed or such information has become publicly available. It is not possible to determine the impact, if any, that any such discontinuance may have on the market for the Securities. While other broker-dealers may make a market in the Securities from time to time, there can be no assurance that any other broker-dealer will do so at any time when NMS discontinues its market-making activities.

     Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Corporation in the ordinary course of business.


                         DESCRIPTION OF PREFERRED STOCK

General

     NationsBank has authorized 45,000,000 shares of preferred stock and may issue such preferred stock in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, distribution rights, voluntary and involuntary liquidation rights and other rights as it may determine. NationsBank has designated (i) 3,000,000 shares of ESOP Convertible Preferred Stock, Series C (the "NationsBank ESOP Preferred Stock"), of which 2,192,387 shares were issued and outstanding as of January 9, 1998, (ii) 35,045 shares of NationsBank Series B Preferred Stock, of which 9,341 shares were issued and outstanding at January 9, 1998, and (iii) 20,000,000 shares of NationsBank Series BB Preferred Stock, of which 8,056 shares were issued and outstanding as of January 9, 1998.

     The ability of NationsBank to pay dividends with respect to its preferred stock or other capital stock may be affected by the ability of the Banks to pay dividends. The ability of the Banks, as well as of the Corporation, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "NATIONSBANK CORPORATION -- Government Supervision and Regulation."


The Preferred Stock

     General. The Preferred Stock shall have the general dividend, voting and liquidation preference rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock offered thereby. Reference is made to the applicable Prospectus Supplement for specific terms, including, where applicable: (i) the title and stated value of such Preferred Stock; (ii) the aggregate number of shares of Preferred Stock so offered; (iii) the price at which such Preferred Stock will be issued; (iv) the dividend rates or method of calculation, the dividend period and the dates on which dividends shall be payable; (v) whether any such dividends will be cumulative or noncumulative, and if cumulative, the date from which dividends shall commence to cumulate; (vi) the dates on which the Preferred Stock will be subject to redemption at the option of the Corporation, if applicable, and any related redemption terms; (vii) any mandatory redemption or sinking fund provisions; (viii) any rights on the part of the holder or NationsBank to convert the Preferred Stock into shares of Common Stock; and (ix) any additional voting, liquidation, preemptive and other rights, preferences, privileges, limitations and restrictions. The description of certain provisions of the Preferred Stock set forth below and in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Amendment to the Restated Articles of Incorporation of the Corporation relating to the particular series of Preferred Stock, which will be filed with the Commission at or prior to the time of sale of such Preferred Stock.

     NationsBank may, at its option, elect to offer Depositary Shares evidenced by depositary receipts (the "Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of Preferred Stock) in a share of a particular series of the Preferred Stock issued and deposited with a Depositary (as defined below). See "DESCRIPTION OF DEPOSITARY SHARES" below.

     The Preferred Stock ranks senior to the Common Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of the Corporation. The dividend and liquidation preference rights of the Preferred Stock relative to any existing or future series of preferred stock of the Corporation shall be set forth in the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby.

     When issued in accordance with the terms of the Prospectus and the applicable Prospectus Supplement, the Preferred Stock will be validly issued, fully paid and nonassessable.

     Dividends. When and as declared by the Board of Directors of the Corporation, holders of the Preferred Stock will be entitled to receive quarterly cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. All dividends shall be paid out of funds of NationsBank legally available for such purpose. Except as otherwise set forth in the applicable Prospectus Supplement, no dividends shall be paid on other shares of the Corporation, nor shall any shares of other capital stock of the Corporation be redeemed, repurchased or otherwise acquired for any consideration (or any moneys be paid into a sinking fund for the redemption of shares of such stock) by the Corporation, if dividends on any series of Preferred Stock are in arrears.

     Voting. Except as required by applicable law or as otherwise set forth in the applicable Prospectus Supplement, the holders of Preferred Stock shall have no voting rights with regard to matters submitted to a general vote of the shareholders of the Corporation.

     Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of any series of Preferred Stock shall be entitled to receive, by reason of their ownership thereof, after distributions to holders of any series or class of capital stock of the Corporation as may be set forth in the applicable Prospectus Supplement, an amount equal to the appropriate stated or liquidation value of the shares of such series (as set forth in the applicable Prospectus Supplement), plus an amount equal to accrued and unpaid dividends, if any, through the date of such payment. If upon the occurrence of such event, the assets and funds to be thus distributed among the holders of such Preferred Stock shall be insufficient to permit the payment to such holders of the full amount due, then the holders of such Preferred Stock shall share ratably in any distribution of assets of the Corporation in proportion to the respective amounts which otherwise would be payable with respect to the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.


ESOP Preferred Stock

     The following summary of the NationsBank ESOP Preferred Stock is qualified in its entirety by reference to the description of such series of Preferred Stock contained in the Corporation's Restated Articles of Incorporation, as amended.

     The NationsBank ESOP Preferred Stock was first issued in the transaction by which NationsBank was formed from the merger of NCNB Corporation and C&S/Sovran Corporation in 1991 upon the conversion of shares of ESOP Convertible Preferred Stock, Series C of C&S/Sovran Corporation. All shares of NationsBank ESOP Preferred Stock are held by the trustee under the NationsBank Corporation Retirement Savings Plan (the "ESOP").

     Preferential Rights. Shares of NationsBank ESOP Preferred Stock have no preemptive or preferential rights to purchase or subscribe for shares of NationsBank capital stock of any class and are not subject to any sinking fund or other obligation of NationsBank to repurchase or retire the series, except as discussed below. The NationsBank ESOP Preferred Stock ranks senior to Common Stock, but ranks junior to NationsBank Series B Preferred Stock and NationsBank Series BB Preferred Stock with respect to dividends and distributions upon liquidation.

     Dividends. Each share of NationsBank ESOP Preferred Stock is entitled to an annual dividend, subject to certain adjustments, of $3.30 per share, payable semiannually. Unpaid dividends accumulate as of the date on which they first became payable, without interest. So long as any shares of NationsBank ESOP Preferred Stock are outstanding, no dividend may be declared, paid or set apart for payment on any other series of stock ranking on a parity with NationsBank ESOP Preferred Stock as to dividends, unless like dividends have been declared and paid, or set apart for payment, on NationsBank ESOP Preferred Stock for all dividend payment periods ending on or before the dividend payment date for such parity stock, ratably in proportion to their respective amounts of accumulated and unpaid dividends. NationsBank generally may not declare, pay or set apart for payment any dividends (except for, among other things, dividends payable solely in shares of stock ranking junior to NationsBank ESOP Preferred Stock as to dividends or upon liquidation) on, make any other distribution on, or make payment on account of the purchase, redemption or other retirement of, any other class or series of NationsBank capital stock ranking junior to NationsBank ESOP Preferred Stock as to dividends or upon liquidation, until full cumulative dividends on the NationsBank ESOP Preferred Stock have been declared and paid or set apart for payment when due.

     Voting Rights. The holder of NationsBank ESOP Preferred Stock is entitled to vote on all matters submitted to a vote of the holders of Common Stock and votes together with the holders of Common Stock as one class. Except as otherwise required by applicable law, the holder of NationsBank ESOP Preferred Stock has no special voting rights. To the extent that the holder of such shares is entitled to vote, each share is entitled to the number of votes equal to the number of shares of Common Stock into which such share of NationsBank ESOP Preferred Stock could be converted on the record date for determining the shareholders entitled to vote, rounded to the nearest whole vote.

     Shares of the NationsBank ESOP Preferred Stock currently are convertible into Common Stock at a conversion rate equal to 1.68 shares of Common Stock per share of NationsBank ESOP Preferred Stock, subject to certain customary anti-dilution adjustments.

     Distributions. In the event of any voluntary or involuntary dissolution, liquidation or winding-up of NationsBank, the holder of the NationsBank ESOP Preferred Stock will be entitled to receive out of the assets of NationsBank available for distribution to shareholders, subject to the rights of the holders of any Preferred Stock ranking senior to or on a parity with the NationsBank ESOP Preferred Stock as to distributions upon liquidation, dissolution or winding-up but before any amount will be paid or distributed among the holders of Common Stock or any other shares ranking junior to the NationsBank ESOP Preferred Stock as to such distributions, liquidating distributions of $42.50 per share plus all accrued and unpaid dividends thereon to the date fixed for distribution. If, upon any voluntary or involuntary dissolution, liquidation or winding-up of NationsBank, the amounts payable with respect to the NationsBank ESOP Preferred Stock and any other stock ranking on a parity therewith as to any such distribution are not paid in full, the holder of the NationsBank ESOP Preferred Stock and such other stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which it is entitled, the holder of the NationsBank ESOP Preferred Stock will not be entitled to any further distribution of assets by NationsBank. Neither a merger or consolidation of NationsBank with or into any other corporation, nor a merger or consolidation of any other corporation with or into NationsBank nor a sale, transfer or lease of all or any portion of the assets of NationsBank, will be deemed to be a dissolution, liquidation or winding-up of NationsBank.

     Redemptions. NationsBank ESOP Preferred Stock is redeemable, in whole or in part, at the option of NationsBank, at any time. The redemption price for the shares of NationsBank ESOP Preferred Stock will depend upon the time of redemption. Specifically, the redemption price for the 12-month period that began on July 1, 1997, is $43.16 per share; on each succeeding July 1, the redemption price will be reduced by $.33 per share, except that, on and after July 1, 1999, the redemption price will be $42.50 per share, and the redemption price may be paid in cash or shares of Common Stock. In each case, the redemption price also must include all accrued and unpaid dividends to the date of redemption. To the extent that the NationsBank ESOP Preferred Stock is treated as Tier 1 capital for bank regulatory purposes, the approval of the Federal Reserve Board may be required for redemption of NationsBank ESOP Preferred Stock.

     NationsBank is required to redeem shares of NationsBank ESOP Preferred Stock at the option of the holder of such shares to the extent necessary either to provide for distributions required to be made under the ESOP or to make payments of principal, interest or premium due and payable on any indebtedness incurred by the holder of the shares for the benefit of the ESOP. The redemption price in such case will be the greater of $42.50 per share plus accrued and unpaid dividends to the date of redemption or the fair market value of the aggregate number of shares of Common Stock into which a share of ESOP Preferred Stock then is convertible.

NationsBank Series B Preferred Stock

     The NationsBank Series B Preferred Stock was issued in connection with the merger of Boatmen's Bancshares, Inc. with and into NationsBank on January 7, 1997.

     Preferential Rights. NationsBank may, without the consent of holders of NationsBank Series B Preferred Stock, issue preferred stock with superior or equal rights or preferences. The NationsBank Series B Preferred Stock ranks senior to NationsBank ESOP Preferred Stock and Common Stock, but ranks junior to the NationsBank Series BB Preferred Stock with respect to dividends and distributions upon liquidation.

     Dividends. Holders of shares of NationsBank Series B Preferred Stock are entitled to receive, when and as declared by the NationsBank Board, out of any funds legally available for such purpose, cumulative cash dividends at an annual dividend rate per share of 7% of the stated value thereof, payable quarterly. Dividends on NationsBank Series B Preferred Stock are cumulative, and no cash dividends can be declared or paid on any shares of Common Stock unless full cumulative dividends on NationsBank Series B Preferred Stock have been paid or declared and funds sufficient for the payment thereof set apart.

     Voting. Each share of NationsBank Series B Preferred Stock has equal voting rights, share for share, with each share of Common Stock.

     Distributions. In the event of the dissolution, liquidation or winding up of NationsBank, the holders of NationsBank Series B Preferred Stock are entitled to receive, after payment of the full liquidation preference on shares of any class of preferred stock ranking superior to NationsBank Series B Preferred Stock (if any such shares are then outstanding) but before any distribution on shares of Common Stock, liquidating dividends of $100 per share plus accumulated dividends.

     Redemptions. Shares of NationsBank Series B Preferred Stock are redeemable, in whole or in part, at the option of the holders thereof, at the redemption price of $100 per share plus accumulated dividends, provided that
(i) full cumulative dividends have been paid, or declared and funds sufficient for payment set apart, upon any class or series of preferred stock ranking superior to NationsBank Series B Preferred Stock; and (ii) NationsBank is not then in default or arrears with respect to any sinking or analogous fund or call for tenders obligation or agreement for the purchase or any class or series of preferred stock ranking superior to NationsBank Series B Preferred Stock.


NationsBank Series BB Preferred Stock

     The NationsBank Series BB Preferred Stock was issued in connection with the Barnett Merger.

     Preferential Rights. The shares of NationsBank Series BB Preferred Stock rank prior to NationsBank Series B Preferred Stock, NationsBank ESOP Preferred Stock and Common Stock with respect to dividends and distributions upon liquidation.

     Dividends. Holders of the NationsBank Series BB Preferred Stock are entitled to receive, when and as declared by the NationsBank Board, out of assets of NationsBank legally available for payment, cash dividends at the rate of $2.50 per annum per share. Dividends are payable quarterly on January 1, April 1, July 1, and October 1 of each year. Dividends on the NationsBank Series BB Preferred Stock are cumulative from the date of issue. Each dividend is payable to holders of record as they appear on the stock register of NationsBank on the record dates fixed by the NationsBank Board. No interest or sum of money in lieu of interest is payable in respect of any dividend payment or payments on the NationsBank Series BB Preferred Stock which may be in arrears.

     Conversion Rights. Subject to the terms and conditions set forth below, the holders of shares of NationsBank Series BB Preferred Stock have the right, at their option, to convert such shares at any time into fully paid and nonassessable shares of Common Stock (calculated as to each conversion to the nearest 1/1,000 of a share) at the rate of 6.17215 shares of Common Stock for each share of NationsBank Series BB Preferred Stock surrendered for conversion (the "Conversion Rate"). The Conversion Rate is subject to certain customary anti-dilutive adjustments.

     Redemptions. Shares of NationsBank Series BB Preferred Stock are redeemable at the option of NationsBank, in whole or in part, at a redemption price of $25 per share plus accrued and unpaid dividends to the redemption date (the "Redemption Price"). Shares of NationsBank Series BB Preferred Stock are not subject to a sinking fund.

     Distributions. In the event of any liquidation, dissolution or winding up of the affairs of NationsBank, whether voluntary or involuntary, the holders of NationsBank Series BB Preferred Stock will be entitled to receive out of the assets of NationsBank available for distribution to shareholders an amount equal to $25 per share plus an amount equal to accrued and unpaid dividends thereon to and including the date of such distribution, and no more, before any distribution will be made to the holders of any class stock of NationsBank ranking junior to the NationsBank Series BB Preferred Stock as to the distribution of assets. The merger or consolidation of NationsBank into or with any other corporation, the merger or consolidation of any other corporation into or with NationsBank or the sale of the assets of NationsBank substantially as an entirety will not be deemed a liquidation, dissolution or winding up of the affairs of NationsBank.

     Voting. Holders of NationsBank Series BB Preferred Stock have no voting rights except as required by law and, in the event that any quarterly dividend payable on the NationsBank Series BB Preferred Stock is in arrears, the holders of NationsBank Series BB Preferred Stock will be entitled to vote together with the holders of Common Stock at the next meeting of shareholders of NationsBank and at each subsequent meeting of shareholders unless all dividends in arrears have been paid or declared and set apart for payment prior to the date of such meeting. In those cases where holders of NationsBank Series BB Preferred Stock are entitled to vote, each holder will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which his or her NationsBank Series BB Preferred Stock is then convertible.


                        DESCRIPTION OF DEPOSITARY SHARES

General

     NationsBank may, at its option, elect to offer fractional interests in the Preferred Stock, rather than whole shares of such securities. In the event such option is exercised, NationsBank will provide for the issuance by a Depositary to the public of receipts of Depositary Shares, each of which will represent a fractional interest in a share of a particular series of the Preferred Stock, as set forth in the Prospectus Supplement for such series of Preferred Stock.

     Certain general terms and provisions of the form of Deposit Agreement (as described below), the Depositary Shares and the form of Depositary Receipts to which a Prospectus Supplement may relate are set forth below. The particular terms of the Preferred Stock offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Depositary Shares will be described in the applicable Prospectus Supplement. The descriptions below and in any Prospectus Supplement do not purport to be complete and are subject to and qualified in their entirety by reference to the Deposit Agreement and the Depositary Receipts, the forms of which are incorporated by reference in the Registration Statement of which this Prospectus is a part and the definitive forms of which will be filed with the Commission at the time of sale of such Depositary Shares.

     The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between NationsBank and a bank or trust company selected by NationsBank having its principal office in the United States and having a combined capital and surplus of at least $5,000,000 (the "Depositary"). The applicable Prospectus Supplement will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Preferred Stock in accordance with the terms of the offering as described in the applicable Prospectus Supplement.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of NationsBank, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Corporation's expense.

     Upon the surrender of Depositary Receipts at the office of the Depositary (unless the Depositary Shares have been previously called for redemption) and upon payment by the holder of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the number of whole shares of the Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts; provided, however, that the holder of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.


Dividends and Other Distributions

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary, with the approval of NationsBank, may sell such property and distribute the net proceeds from such sale to such holders.


Redemption of Depositary Shares

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 45 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever NationsBank redeems Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to the Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holder of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.


Voting the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock held by the Depositary are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and NationsBank will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.


Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between NationsBank and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority in interest of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by NationsBank or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock underlying such Depositary Shares in connection with any liquidation, dissolution or winding up of NationsBank.


Charges of Depositary

     NationsBank will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. NationsBank will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.


Miscellaneous

     The Depositary will forward to the holders of Depositary Shares all reports and communications from NationsBank which are delivered to the Depositary and which NationsBank is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor NationsBank will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of NationsBank and the Depositary under the Deposit Agreement will be limited to performance in good faith of their respective duties thereunder and neither entity will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. Each entity may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.


Resignation and Removal of Depositary

     The Depositary may resign at any time by delivering to NationsBank notice of its election to do so, and NationsBank may at any time remove the Depositary, any such resignation or removal to take effect only upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $5,000,000.


                          DESCRIPTION OF COMMON STOCK

     The following summary of the Common Stock is qualified in its entirety by reference to the description of the Common Stock incorporated herein by reference.


General

     NationsBank is authorized to issue 1,250,000,000 shares of its Common Stock, of which 945.7 million shares were outstanding following the Barnett Merger on January 9, 1998. The Common Stock is traded on the New York Stock Exchange and on the Pacific Exchange under the symbol "NB." The Common Stock is also listed on the London Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange. As of January 9, 1998, 127.4 million shares were reserved for issuance in connection with various employee and director benefit plans of NationsBank and the Corporation's Dividend Reinvestment and Stock Purchase Plan and the conversion of outstanding convertible securities of the Corporation and for other purposes. After taking into account the shares reserved as described above, approximately 167.4 million authorized shares of the Common Stock remained available for issuance for other corporate purposes as of January 9, 1998.


Voting and Other Rights

     The holders of the Common Stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to take action upon routine matters. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election shall be entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, such shareholders do not have the right to cumulate their votes, so long as the Corporation has a class of shares registered under Section 12 of the 1934 Act (unless action is taken to provide otherwise by charter amendment, which action management does not currently intend to propose). In general, (i) amendments to the Corporation's Restated Articles of Incorporation must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenters' rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group; (ii) a merger or share exchange required to be approved by shareholders must be approved by each voting group entitled to vote separately thereon by a majority of the votes entitled to be cast by that voting group; and (iii) the dissolution of the Corporation, or the sale of all or substantially all of the property of the Corporation other than in the usual and regular course of business, must be approved by a majority of all votes entitled to be cast thereon.

     In the event of liquidation of the Corporation, holders of the Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of any preferred stock then outstanding. See "DESCRIPTION OF PREFERRED STOCK" above.

     The Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of the Common Stock are, and upon proper conversion of any Preferred Stock all of the shares of Common Stock into which such shares are converted will be, validly issued, fully paid and nonassessable.

     ChaseMellon Shareholder Services, L.L.C. acts as transfer agent and registrar for the Common Stock.


Distributions

     The holders of the Common Stock are entitled to receive such dividends or distributions as the Board of Directors of the Corporation may declare out of funds legally available for such payments. The payment of distributions by NationsBank is subject to the restrictions of North Carolina law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock, including the ESOP Preferred Stock and any other series of Preferred Stock when and if issued from time to time. See "DESCRIPTION OF PREFERRED STOCK." Share dividends, if any are declared, may be paid from NationsBank's authorized but unissued shares.

     The ability of NationsBank to pay dividends may be affected by the ability of the Banks to pay dividends. The ability of the Banks, as well as of the Corporation, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "NATIONSBANK CORPORATION -- Government Supervision and Regulation."

                                 LEGAL OPINIONS

     The legality of the Securities will be passed upon for the Corporation by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina, and for the underwriters or agents by Stroock & Stroock & Lavan LLP, New York, New York. As of the date of this Prospectus, certain members of Smith Helms Mulliss & Moore, L.L.P., beneficially own approximately 160,000 shares of the Corporation's Common Stock.


                                    EXPERTS

     The consolidated financial statements of the Corporation incorporated in this Prospectus by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 and the Corporation's Current Report on Form 8-K filed April 16, 1998 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of BankAmerica Corporation at December 31, 1997 and 1996, and for the three years ended December 31, 1997, incorporated herein by reference from the Corporation's Current Report on Form 8-K filed on April 17, 1998 (as amended by Form 8-K/A-1 filed April 24, 1998 and Form 8-K/A-2 filed May 18, 1998), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation, NationsBanc Montgomery Securities, LLC or any other affiliate of the Corporation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Corporation since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. This Prospectus and related Prospectus Supplements may be used by NationsBanc Montgomery Securities LLC, a broker-dealer and a direct wholly owned subsidiary of the Corporation or any other affiliates of the Corporation in connection with offers and sales related to secondary market transactions.
                          --------------------------
                               TABLE OF CONTENTS




                                               Page
                                              -----

               Prospectus
 Incorporation of Certain Documents
    by Reference ..........................    2
 Available Information ....................    2
 NationsBank Corporation ..................    3
 Use of Proceeds ..........................    6
 Ratios of Earnings to Combined
    Fixed Charges and Preferred Stock
    Dividends .............................    7
 Plan of Distribution .....................    7
 Description of Preferred Stock ...........    9
 Description of Depositary Shares .........   13
 Description of Common Stock ..............   15
 Legal Opinions ...........................   17
 Experts ..................................   17




                               $10,000,000,000





                              [NATIONSBANK LOGO](R)




                                Preferred Stock
                               Depositary Shares
                                 Common Stock







                      -----------------------------------
                                  PROSPECTUS

                      -----------------------------------

                                  May 21, 1998


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